UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-CEN ☐Form N-CSR

For Period Ended: June 30, 2024

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Accuray Incorporated

Full Name of Registrant

Former Name if Applicable

1240 Deming Way

Address of Principal Executive Office (Street and Number)

Madison, Wisconsin 53717

City, State and Zip Code

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accuray Incorporated (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense. The Company requires additional time to complete the financial reporting process as a result of (i) the implementation of the Company’s new SAP S/4HANA enterprise resource planning (“ERP”) system during the Company’s fiscal year ended June 30, 2024, (ii) the Company’s recent amendment to its credit facility disclosed on Form 8-K filed with the Securities Exchange Commission on September 16, 2024, which will be identified as a subsequent event in the Annual Report and required additional financial reporting consideration, and (iii) the additional time necessary to ensure that our interim Chief Executive Officer can complete the required certifications for the Annual Report as a result of our Chief Executive Officer’s unexpected medical leave on September 3, 2024.

In addition, a deficiency was identified associated with the risk assessment component of the COSO framework. This specifically related to the implementation of the ERP system, which contributed to material weaknesses within our system of internal control over financial reporting at the control activity level. Specifically, the ERP system (i) was not designed to ensure that all manual journal entries consistently enforced segregation of duties in the approval process prior to being posted to the general ledger system and (ii) was not designed to and did not maintain effective controls to ensure that the tracking of inventory at the Company’s Madison manufacturing warehouse locations were accurate as such capability was not enabled within the new ERP system. The Company is developing a plan to remediate these anticipated material weaknesses, to be described further in the Annual Report.

The Company currently expects to file the Annual Report within the extension period of fifteen calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Company does not anticipate the Annual Report will contain any material changes to its results for the fiscal year and quarter ended June 30, 2024 that were announced in the Company’s press release dated August 14, 2024 and furnished on a Current Report on Form 8-K on August 14, 2024.

Cautionary Note Regarding Forward-Looking Statements.

All statements, other than statements of historical fact included in this filing, are forward-looking statements, including, but not limited to, statements about the anticipated timing of the filing of the Annual Report, the identification of material weaknesses, and the absence of material changes in the Annual Report from the financial results that were announced in the Company’s press release dated August 14, 2024. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, the Company’s inability to file the Annual Report within the prescribed time period; changes to the scope of the material weaknesses described above or the identification of additional material weaknesses; the outcome of the completion of the preparation of the Company’s financial statements; the impact of this filing on the Company’s common stock, its relationships with employees, customers and suppliers; and those additional risks that are described in the Company’s most recent Quarterly Report on Form 10-Q and in other documents that the Company files or furnishes with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by applicable securities law, the Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this announcement, whether as a result of new information, future events, changes in assumptions or otherwise.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ali Pervaiz	608	824-2800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐Yes ☒No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Accuray Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2024	By:	/s/ Ali Pervaiz
Ali Pervaiz

Senior Vice President, Chief Financial Officer